SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 13)*


NAME OF ISSUER:  American Industrial Properties REIT

TITLE OF CLASS OF SECURITIES:  Shares of Beneficial Ownership

CUSIP NUMBER:   026791103000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Natalie I. Koether, Esq., Rosenman & Colin
     P. O. Box 97, Far Hills, New Jersey 07931      (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    November 12, 1996


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:  026791103000


1.       NAME OF REPORTING PERSON:  Pure World, Inc.
                                    (formerly American Holdings, Inc.)

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:          907,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:     907,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                     907,000

12.      CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.99%

14.      TYPE OF REPORTING PERSON:   CO

     This Amendment No. 13 (the "Amendment") relates to the Schedule 13D filed on February 2, 1994, in connection with the ownership by Pure World, Inc. ("Pure World") of Shares of Beneficial Interest ("Shares") of American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the original Schedule 13D.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition of the following:

     Since the date of the last filing, Pure World has acquired an additional 19,000 Shares at an aggregate purchase price of $38,570.00, including any brokerage commissions. Pure World purchased the Shares with working capital.

Item 4.   PURPOSE OF TRANSACTION.

     Item 4 is amended hereby to add the following:

     On September 9, 1996, the United States District Court in Dallas granted Pure World's Motion for Partial Summary Judgment against the Trust invalidating Bylaws which purported to restrict share ownership. The Trust subsequently amended its Bylaws again to restrict share ownership. Pure World then moved in court to invalidate the newly enacted Bylaw and to enjoin the Trust from enacting any further Bylaws to restrict share ownership. On October 25, after Pure World filed its motion, the Trust filed its own motion asking the court to reconsider its original decision. The court denied the Trust's motion to reconsider within hours of receiving it. On November 12, 1996, the court granted Pure World's application for an injunction, the effect of which was to invalidate the Bylaws restricting share ownership and to enjoin the Trust from enacting any further Bylaws to restict share ownership.

     A copy of the Court's Order is attached as Exhibit D.

     On November 15, 1996, Pure World, Inc. announced that it was engaged in ongoing discussions to resolve its disputes with the Trust, including the settlement of all pending litigation. Due to the anticipated settlement, the Trust announced that it had canceled its Annual Meeting of Shareholders scheduled for December 18, 1996.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     (a) As of the close of business on November 14, 1996, Pure World beneficially owned 907,000 Shares, representing 9.99% of the 9,075,400 Shares reported as outstanding in the IND's Form 10-QSB for the quarter ended September 30, 1996.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

 Item 7 is hereby amended to update the information provided as follows:

         Exhibit C -  Transactions in Shares effected in the past 60 days and not previously reported.

         Exhibit D -  Court Order.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 15, 1996

                                                   PURE WORLD, INC.


                                                   /s/ John W. Galuchie, Jr.
                                                   -----------------------------
                                                   John W. Galuchie, Jr.
                                                   Executive Vice President

                                   EXHIBIT C




                          NUMBER OF                       PRICE
  DATE                 SHARES PURCHASED                 PER SHARE*
--------               ----------------                 ----------
09/19/96               19,000                            $2.00








*   Exclusive of brokerage commissions.


                                  EXHIBIT D



                                             FILED   U.S. DISTRICT COURT
                                                     NORTHERN DISTRICT OF TEXAS
                                                     NOVEMBER 12, 1996
                                             BY:     NANCY DOHERTY, CLERK



                       IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT OF TEXAS
                                 DALLAS DIVISION



AMERICAN INDUSTRIAL                          -
PROPERTIES REIT,                             -
                                             -
     Plaintiff,                              -
                                             -
v.                                           -         Civil No. 3:96-CV-0068-H
                                             -
PURE WORLD, INC. AND PAUL O.                 -
KOETHER,                                     -
                                             -
     Defendants,                             -
                                             -
-------------------------------              -
                                             -
PURE WORLD, INC.                             -
                                             -
     Counter-plaintiff,                      -
                                             -
v.                                           -
                                             -
AMERICAN INDUSTRIAL                          -
PROPERTIES REIT,                             -
                                             -
     Counter-defendant,                      -
                                             -
-------------------------------              -
                                             -
PURE WORLD, INC. individualy                 -
and on behalf of AMERICAN                    -
INDUSTRIAL PROPERTIES REIT,                  -
                                             -
     Third party plaintiffs,                 -
                                             -
v.                                           -
                                             -
CHARLES W. WOLCOTT and                       -
WILLIAM H. BRICKER,                          -
                                             -
     Third party defendants.                 -

                                     ORDER
                                     -----
     Before the Court is Pure World, Inc.'s Application for Preliminary Injunction, filed

October 17, 1996; Affidavit of Jason Bergmann, filed October 17, 1996; Affidavit of Paul O. Koether, filed October 17, 1996; Strougo's Joinder in Pure World's Application for Preliminary Injunction, filed October 23, 1996; AIP's Response, filed October 25, 1996; Affidavit of Charles W. Wolcott, filed October 25, 1996; Objections to Affidavit of Charles W. Wolcott, filed October 29, 1996; and Reply, filed October 29, 1996.

     Pure World's objection to paragraph 5 of the Wolcott Affidavit is OVERRULED. Pure World's objection to paragraph 6 of the Wolcott Affidavit is GRANTED. The statement is inadmissible hearsay. SEE Fed. R. Evid. 801, 802. Accordingly, paragraph 6 is STRICKEN.

     Pure World requests that the Court enjoin enforcement of two Articles from AIP's Fourth Amended Bylaws--Article IX, which the Court invalidated by its September 9, 1996 Order; and Article XIII, which was adopted on September 23, 1996 and contains similar restrictions on share ownership, transfer, and voting. After considering the legal arguments of counsel, the affidavits, and the relevant authorities, the Court is of the opinion that Pure World's Application for Preliminary Injunction should be, and it is, GRANTED. Pure World has satisfied the requirements by demonstrating that (1) it has a substantial likelihood of success on the merits; (2) there is substantial threat of irreparable harm if the injunction is not granted; (3) the threatened injury to the applicant outweighs the threatened harm to the Trust; and (4) the granting of the preliminary injunction will not disserve the public interest. SEE Order granting Pure World's Motion for Partial Summary Judgment--Excess Shares, dated September 9, 1996 (invalidating Article IX of AIP's Fourth Amended Bylaws because the bylaws are inconsistent with the Declaration of Trust and with the requirements of the Texas REIT Act); ROHO, INC. V. MARQUIS. 902 F.2d 356,358 (5th Cir. 1990) (preliminary injunction standard); SAN FRANCISCO REAL ESTATE INVESTORS V. REAL ESTATE INVESTMENT TRUST OF AMERICA, 701 F.2d 1000, 1003-1005 (1st Cir. 1993) (district court erred in refusing to grant tender offeror's preliminary injunction against enforcement of target real estate investment trust's bylaw that precluded any person from owning more than 9.8% of outstanding shares because lost opportunity to seek control of the target REIT constituted irreparable harm and tender offeror demonstrated a likelihood of success on the merits of its claim that the bylaw was not authorized by the declaration of trust); TILTON V. SMITH, 827 F. Supp. 404, 406 (N.D. Tex. 1993) (preliminary injunction standard); PACIFIC REALTY TRUST V. APC INVESTMENTS, INC., 651 P.2d 163, 165 (Or. App. 1982) (trustees could not lawfully adopt bylaw restricting transferability of trust shares in way different from and more stringent than provided in declaration of trust), REVIEW DENIED, 655 P.2d 179 (Or. 1982), REVIEW DISMISSED, 656 p.2d 944 (Or. 1982).

         Accordingly, pending a trial on the merits of this case, the Court ENJOINS AIP, its trust managers, agents, employees and attorneys from enforcing the provisions of Article IX and Article XIII of AIP's Fourth Amended Bylaws. The Court further ENJOINS AIP from adopting or implementing any bylaws that attempt to limit the number or percentage of AIP shares which any current or future shareholder of AIP may purchase or own or that attempt to restrict the rights appurtenant to those shares.


         SO ORDERED.
         DATED:  November 12, 1996



                                                    /s/ Barefoot Sanders
                                                    ----------------------------
                                                    BAREFOOT SANDERS
                                                    SENIOR U.S. DISTRICT JUDGE
                                                    NORTHERN DISTRICT OF TEXAS